Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16

TORONTO, August 13, 2013 – Bank of Montreal (the “Bank”) today announced that 5,732,609 of its 12 million Non-Cumulative
5-Year Rate Reset Class B Preferred Shares, Series 16 (the “Preferred Shares Series 16”) will be converted on August 26, 2013, on a one-for-one basis, into Non-Cumulative Floating Rate Class B Preferred Shares, Series 17 of the Bank (the “Preferred Shares Series 17”). As a result, on August 26, 2013, the Bank will have 6,267,391 Preferred Shares Series 16 and 5,732,609 Preferred Shares Series 17 issued and outstanding. The Preferred Shares Series 16 and Preferred Shares Series 17 will be listed on the Toronto Stock Exchange under the symbols BMO.PR.M and BMO.PR.R, respectively.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $555 billion as at April 30, 2013, and more than 46,000 employees, BMO Financial Group provides a broad range of personal and commercial banking, wealth management and investment banking products and solutions.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com	Twitter: @BMOmedia